SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the nine months ended September 30, 2002

SCOR
(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]         Form 40-F  [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]         No  [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

SCOR

Table of Contents

Page

Item 1. Financial Statements (Unaudited)

Management Discussion and Analysis	2

Report of Independent Accountants	5

Consolidated Balance Sheets as of September 30, 2002 and 2001	6 - 7

Consolidated Statements of Income for the Nine Months Ended September 30, 2002 and 2001	8

Consolidated Statements of Comprehensive Income for the Nine Months Ended September 30, 2002 and 2001	9

Consolidated Statements of Changes in Shareholders’ Equity for the Nine Months Ended September 30, 2002 and 2001	10

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2002 and 2001	11

Notes to Consolidated Financial Statements	12 - 25

Signature

MANAGEMENT DISCUSSION AND ANALYSIS

     During their meeting on November 4, 2002, the Board of Directors of SCOR unanimously nominated Denis Kessler, Chairman and Chief Executive of SCOR Group.

     Before approving the accounts, the Board of Directors examined all the issues, particularly the reinsurance of credit derivatives, asbestos and pollution, WTC, deferred tax, the equity portfolio and goodwill. Following these discussions, some important conclusions were drawn:

•	A thorough balance sheet review results in a net loss of € 503 million for the first nine months of the current fiscal year and in a projected net loss of approximately € 400 million for the Group in 2002.

•	A vigorous recovery plan has been approved, to take immediate effect. It refocuses underwriting activities on products and regions that should quickly return the Group to profitability.

•	A review of the company’s organizational structures, risk control system and corporate governance will be completed by January 2003.

•	The recovery plan together with a capital increase of € 381 million should put SCOR back on track, that of controlled development, solvency and profitability.

Adjustments to liabilities:

     The Board of Directors conducted an in-depth review of the audits of SCOR’s technical data as at June 30, 2002, which was carried out by independent actuaries (in the United States, Bermuda, Canada, Europe and Asia). As a result of this review, the Board decided to bring all its Non-Life reserves in line with the best estimates recommended by these independent actuaries for all underwriting years. The additional technical reserves resulting from the conclusions of these studies and studies conducted by SCOR were made in the third quarter accounts as follows:

•	Additional reserve of € 154 million for SCOR US, increasing its total reserves to € 2.6 billion. These additional reserves apply to all underwriting years, in particular 1998-2001, and to Program Business activities (in which underwriting was discontinued at end-2001).

•	Additional reserve of € 149 million for Commercial Risk Partners, raising its total reserves to € 1.2 billion. These additional reserves mainly relate to prospective finite risk contracts for Workers’ Compensation in 1999 and 2000. Finite risk for such contracts was cut back significantly in first-half of 2002 and the Group has discontinued its underwriting activities in this business line. After these adjustments, the reserves related to numerous finite contracts have reached the maximum guaranties limit.

•	Additional reserve of € 30 million for the Credit and Surety business, to reach a total reserve of € 435 million. These additional reserves relate to credit derivatives reinsurance, the underwriting of which was discontinued in November 2001. Total reserves for credit derivatives have thereby been increased to € 131 million, i.e. 156% of claims expected on the basis of the latest S&P statistics available (1999-2001).

•	Additional reserves of € 15 million for exposure to asbestos and pollution risks, raising total reserves in this category to € 159 million so as to reflect recent legal developments in the USA.

Adjustments to assets:

     The slump in the equity markets generated € 103 million in losses for the Group over the first nine months of 2002 (due to capital losses in the equity portfolio) and a € 87 million provision for long-term depreciation.

     In addition to the depreciation of assets, the Group has decided, by application of FASB 109, a full valuation allowance for the Deferred Tax carried by the US entity as of September 2002, except for a portion due to a specific operation that will be put in place over the next months. This is a prudent measure since, by excluding exceptional items, 2002 operating result are positive and SCOR expects a return to net profit in 2003, which should enable it to recover the existing tax credits.

     Adjusted of all items, the Group net income would have been of:

	Pre-tax	Post-tax

	(€, in million)
Group Net income at September 30, 2002 before adjustments	75	41
Adjustments:
Increase in technical reserves	(348)	(278)
Net write-downs for securities impairment	(87)	(56)
Capital losses realized on securities portfolio	(103)	(66)
Reduction in tax credit generated by 2002 losses		(144)

Total adjustments	(538)	(544)

Group Net income/(loss) at September 30, 2002 after adjustments	(463)	(503)

     In 2002, A.M. Best Co. (“A.M. Best”), the Fitch International Bank Credit Analyst (“Fitch IBCA”) and Standard & Poor’s (“S&P”) lowered their respective Group ratings, which are currently as follows:

A.M. Best	Rating of the Group	A– (Credit Watch)	Excellent
(22.11.2002)	Long term debt	BBB	Adequate
	Short term debt	AMB-2	Acceptable

Fitch IBCA	Financial strength rating	BBB (Credit Watch)	Good
(25.11.2002)	Long-term debt	BBB–	Good credit quality
	Short-term debt	F3	Fair credit quality

S&P	Financial strength rating	A–	Strong
(27.12.2002)	Group’s commercial paper	BBB	Capacity weakened
	Group’s senior unsecured debt	A-2	Good capacity

Outlook

     SCOR’s balance sheet has been reviewed in depth and the full impact of this review is reflected in the Group’s financial statements as of September 30, 2002.

     The recovery plan has the following key objectives:

•	To achieve a return to profitability as from 2003

•	To generate strong performances in 2004 and 2005

     To implement this plan without delay, SCOR needs to restore its shareholders’ equity to a level comparable with that at December 31, 2001. Consequently, for the first time since 1985, SCOR is going to call on its shareholders for funds that will allow the Group to:

•	maintain its underwriting capacity in the profitable business lines it has chosen to focus on, and

•	capitalize on its existing customer base and maintain customer confidence in the long term,

which should help to change its ratings.

     SCOR will increase its capital by creation 99 024 888 new shares at EUR 3.85 for up to EUR 381 million. This capital increase is guaranteed for 75% by a group of investors and by the banking syndicate. The new shares are due to be listed on Tuesday, December 31st 2002. This operation was authorized by the COB, the French stock market regulator (authorization n° 02-1164) on 20 November.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SCOR

     We have reviewed the accompanying consolidated balance sheets of SCOR and subsidiaries, as of September 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the three months then ended. These financial statements are the responsibility of the management of SCOR and subsidiaries.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial statements consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States and France, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our reviews we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

          Ernst & Young Audit

          Represented by Alain Vincent
          Paris, France

December 31, 2002,

SCOR
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of September 30,

	2001	2002

	(EUR, in millions)
ASSETS
Investments
Fixed maturities, available for sale, at fair value
(amortized cost: EUR 5,782 in 2001 and EUR 5,582 in 2002)	5,986	5,916
Equity securities, available for sale, at fair value
(cost: EUR 1,172 in 2001 and EUR 895 in 2002)	869	784
Trading equity securities, at fair value
(cost: EUR 112 in 2001 and EUR 112 in 2002)	57	10
Short-term investments, at cost	716	267
Other long-term investments	358	356

Total investments	7,986	7,333

Cash and cash equivalents	648	1,496

Accrued interest income	68	80

Reinsurance balances receivable
Property-casualty	643	742
Life	158	286

Total reinsurance balances receivable	801	1,028

Accrued premiums receivable, net of commissions
Property-casualty	1,016	1,078
Life	164	141

Total accrued premiums receivable, net of commissions	1,180	1,219

Property-casualty
Reinsurance recoverable on unpaid losses and LAE	1,395	1,250
Prepaid reinsurance premium reserves	241	156

Total	1,636	1,406

Life
Reinsurance recoverable on reserves for future policy benefits	640	568

Deferred policy acquisition costs, net	462	429
Credits for deposits with ceding companies	953	1,125
Derivative financial instruments	(11)	22
Deferred income tax benefits	481	446
Fixed assets, net	28	23
Advances to and investments in affiliates	245	58
Goodwill and intangible assets	245	361
Other assets	469	685

Total assets	15,831	16,279

     See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of September 30,

	2001	2002

	(EUR, in millions)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Property-casualty
Losses and loss adjustment expenses reserves, gross	7,738	8,452
Unearned premium reserves, gross	1,713	1,668

Total	9,451	10,120

Life
Reserve for future policy benefits	2,523	2,359

Funds held under reinsurance treaties	832	784

Reinsurance balances payable
Property-casualty	152	281
Life	93	224

Total reinsurance balances payable	245	505

Convertible subordinated debentures	245	452
Long-term debt	259	251
Notes payable	57	83
Debt due within one year	6	35
Commercial paper	51	50
Derivative financial instruments	(7)	32
Accrued expenses	416	333
Deferred taxes	250	213
Minority interest	16	187

Total liabilities	14,344	15,404

Shareholders’ Equity
Common stock, no par value, 41,216,646 shares in 2001 and 41,256,874 shares in 2002 authorized, issued and outstanding	157	157
Paid-in capital	977	978
Catastrophe reserve, net of tax	11	13
Accumulated other comprehensive income	91	200
Retained earnings	420	(298)
Treasury stock, at cost (3,565,244 shares in 2001 and 3,740,417 shares in 2002)	(170)	(175)

Total shareholders’ equity	1,487	875

Total liabilities and shareholders’ equity	15,831	16,279

     See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended
	September 30,

	2001	2002

	(EUR, in millions)
Revenues
Life premiums earned, net of premiums ceded totaling EUR 62 in 2001 and EUR 95 in 2002	419	412
Property-casualty premiums earned, net of premiums ceded totaling EUR 377 in 2001 and EUR 363 in 2002	2,131	2,749
Net investment income	240	172
Cumulative effect of change in accounting	—	—
Net realized gains on investments	33	32

Total revenues	2,823	3,365

Expenses
Life claims, net of reinsurance recoveries totaling EUR 52 in 2001 and EUR 55 in 2002	359	324
Property-casualty claims and loss adjustment expenses, net of reinsurance recoveries totaling EUR 785 in 2001 and EUR 117 in 2002	2,030	2,682
Policy acquisition costs and commissions	548	694
Underwriting and administration expenses	149	151
Foreign exchange loss (gain), net	(4)	(36)
Amortization of goodwill	10	—
Other income and expenses, net	8	5

Total expenses	3,100	3,820

Income before taxes, minority interests and income from investments accounted for under the equity method	(277)	(455)

Income tax	105	(40)

Income before minority interests and income from investments accounted for	(172)	(495)
under the equity method
Minority interests	(1)	(13)

Income before income from investments accounted for under the equity method	(173)	(508)
Income from investments accounted for under the equity method	16	5

Income before change in accounting principle	(157)	(503)
Cumulative effect of change in accounting principle, net of tax EUR 1	1	—

Net income/ (loss)	(156)	(503)

	(EUR, except
	number of shares
	in thousands)

Earnings per share data
Basic	(4.59)	(13,39)

Diluted	(3.97)	(11,99)

Weighted average number of shares outstanding, basic	33,990	37,565

diluted	38,328	41,590

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended
	September 30,

	2001	2002

	(EUR, in millions)

Net income/ (loss)	(156)	(503)

Other comprehensive income, net of tax
Foreign currency translation adjustment	9	(54)
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	78	84
Equity securities	(136)	28
Investments accounted for by the equity method	(2)	(1)
Less: reclassification adjustment for prior periods appreciation included in net income	10	21

Other comprehensive income	(41)	78

Comprehensive income	(197)	(425)

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY

	As of September 30,

	2001	2002

	(EUR, in millions)
Ordinary Shares
Balance at beginning of period	133	157
Issuance of Ordinary Shares — Sorema Acquisition	24	—

Balance at end of period	157	157

Paid-in capital
Balance at beginning of period	656	977
Issuance of Ordinary Shares — exercise of stock options	320	—
Issuance of Ordinary Shares — Sorema acquisition	1	1

Balance at end of period	977	978

Accumulated other comprehensive income
Balance at beginning of period	132	122
Unrealized appreciation (depreciation) on investments, net of reclassification adjustment	(50)	132
Currency translation adjustments	9	(54)

Balance at end of period	91	200

Catastrophe reserve
Balance at beginning of period	12	11
Allocation during period	(1)	2

Balance at end of period	11	13

Retained earnings
Balance at beginning of period	626	215
Net income	(156)	(503)
Allocation to catastrophe reserve	1	(2)
Dividends	(53)	(11)
Others	2	3

Balance at end of period	420	(298)

Treasury stock
Balance at beginning of period	(164)	(172)
Purchase of treasury shares	(5)	(3)

Balance at end of period	(169)	(175)

Total Shareholders’ equity	1,487	875

Ordinary Shares
Balance at beginning of period	34,793,846	41,244,216
Exercise of stock options	52,430	12,658
Issuance of Ordinary Shares — Sorema acquisition	6,370,370	—

Balance at end of period	41,216,646	41,256,874

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30,

	2001	2002

	(EUR, in millions)
Cash flows from operating activities
Net income before minority interest	(155)	(489)
Adjustments to reconcile net income to net cash provided by operating activities
Change in reinsurance recoverable on unpaid losses	(726)	78
Change in prepaid insurance premiums	(55)	(13)
Change in losses and LAE reserves, gross	1,026	673
Change in life reserves for future policy benefits	7	(27)
Change in unearned premium reserves, gross	226	225
Change in deferred policy acquisition costs	(87)	(99)
Realized investment gains and losses	23	(20)
Other amortization and change in other provisions	22	107
Change in deferred tax	(113)	(29)
Unrealized foreign exchange gains or losses	2	(49)
Affiliated income accounted for by the equity method	(4)	(1)
Cash dividends received from affiliates accounted for under the equity method	8	—
Changes in assets and liabilities
Premium and loss balances, net	(27)	(102)
Change in accrued reinsurance balance payable	222	59
Change in deposits with ceding companies	(76)	(273)
Funds held under reinsurance treaties	15	(33)
Change in sundry debtors and creditors	(72)	29
Other	(1)	(3)

Net cash provided by operating activities	235	33

Cash flows from investing activities
Sales, maturities or redemptions of fixed maturities available for sale	3,193	6,478
Sales of equity securities	334	283
Net sales (purchases) of short-term investments	(131)	134
Investments in fixed maturities available for sale	(2,893)	(7,451)
Investments in equity securities	(275)	(139)
Acquisitions of fixed assets	(35)	(12)
Disposals of fixed assets	29	2
Investment in affiliates	9	275
Investment in reinsurance companies	(350)	(4)
Long term loans	3	4

Net cash used in investing activities	(116)	(430)

Cash flows from financing activities
Dividends paid	(52)	(11)
Repayment of borrowings	(184)	(1,793)
Proceeds from borrowings	171	1,863
Issuance of shares	345	—
Increase (decrease) on minority interests	—	(14)
Purchase of treasury stocks	(5)	(3)

Net cash provided by (used in) financing activities	275	42

Effect of exchange rate changes on cash	(14)	(45)

Net increase in cash and cash equivalents	380	(341)
Cash and cash equivalents at beginning of year	247	1,927
Effect of changes in exchange rates on cash beginning	1	(90)
Changes in consolidation scope	20	—

Cash and cash equivalents at end of year	648	1,496

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company and Significant Accounting Policies

     SCOR (the “Company”) is organized as a société anonyme, or stock company, under the laws of the Republic of France. SCOR and its subsidiaries (together, the “Group”) provide property-casualty and life reinsurance. Property-casualty operations include reinsuring to primary insurers of property, casualty, marine, space and transportation, construction and credit and surety risks. Life operations include providing a full range of life and health reinsurance products and related services to primary life insurers throughout the world.

1.1 Significant events

     SCOR Group created at the end of December 2001, Irish Reinsurance Partners with private investors. This company is dedicated to reinsuring part of SCOR’s new or renewed non-life business for the 2002-underwriting year. SCOR increased its non-life underwriting capacity by more than 25%. IRP has a total shareholders’ equity of EUR 300 million held by SCOR Group for 41,7% and is consolidated into the Group consolidated financial statements at the end of December, 2001 because the Group controls this company.

     SCOR Group has reached a definitive agreement to sell its renewal rights of the Fulcrum business unit, based in Scottsdale, Arizona, to the Argonaut Group, Inc. of San Antonio, Texas. SCOR Group acquired Fulcrum Insurance Company as part of its purchase of Sorema in July of 2001. The business unit sold had recorded gross written premiums for 2001 of USD 45.6 million and Fulcrum’s capital and surplus as of December 31, 2001, was USD 24.6 million. This transaction will free up capital for SCOR’s reinsurance operations in the US market, allowing it to take further advantage of the strong market recovery. The closing will take place as soon as possible, following applicable regulatory and other approvals.

     At the end of March, SCOR Group realized a placement on the capital markets of HORIZON, a USD 112 million index-linked securitization of credit risk designed to lower its risk profile in Credit Reinsurance. This securitization is fully backed by Aaa-rated assets, providing first-rate financial security. This structurally innovative cover is linked to Moody’s A and Baa ratings indices, which comprise weighted credit risk populations rated between A1 and Baa3. The indices were picked for their match with SCOR’s credit exposures in terms of quality, geographic diversity and range of sectors. This entity is fully consolidated in the consolidated financial statements at the end of the first half-year of 2002.

     At the end of June 2002, SCOR sold its ownership interest in Coface to NATEXIS. This transaction, provide an additional € 275 million in liquidity and a net consolidated increase after tax in Group shareholders’ equity of € 62 million (€ 90 million before tax). The Group’s consolidated financial statements at the end of September 2002 include the impact of the sale of Coface.

     On September 20, 2002, The SCOR Group informed the GERLING Group (GKB) that, due to current capital market conditions, the exclusive negotiations announced on September 4, 2002 regarding the possible acquisition of GERLING Group’s Life and certain of its Non-Life Reinsurance activities have been terminated.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.2 Basis of presentation

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company and its domestic subsidiaries maintain their books in conformity with French generally accepted accounting principles, and its foreign subsidiaries in conformity with those of the countries of their domicile. The financial statements of those consolidated entities have been restated to conform to U.S. GAAP. In the opinion of management, the financial statements prepared in accordance with U.S. GAAP reflect all adjustments and accruals (reflecting management estimates and assumptions) necessary for a fair presentation of results for the nine-months period. The results of operations for the nine-months period ended September 30, 2002 are not necessarily indicative of the operating results for the full year.

     Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

     The accompanying financial statements include the accounts of SCOR and its majority-owned and controlled domestic and foreign subsidiaries. Investment in 20% to 50% owned affiliates are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated.

1.3 Recent Accounting Developments

     Effective January 1, 2001, the Group adopted FASB Statement No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS 137 and SFAS 138. Amended SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

     On July 1, 2001, the Group adopted SFAS No.141 “Business Combinations” which requires usage of the purchase method for all business combinations initialed after June 30, 2001 and SFAS No.142 “Goodwill and Other Intangible Assets” which changes the accounting for goodwill from an amortization method to a perform impairment valuations. Amortization of goodwill, including goodwill recorded in past business combinations, ceases upon adoption of that statement. The Group will do impairments valuations annually or more frequently if certain indicators are encountered. The adoption of SFAS 141 did not have a significant impact on the Group’s financial statements. This has resulted in the elimination of a half-yearly amortization expense related to goodwill in the amount of EUR 10 million, in the first nine months of 2002. On a pro-forma basis, diluted net income before cumulative effect of new accounting standard for the first nine months of 2001 would have been EUR (4.30) per share rather than EUR (4.57) as reported. The next statement shows the impact of non-amortization on net result after taxes.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

     After being reviewed by SCOR, the application of FAS 142 does not lead to any depreciation of goodwill at this date.

	Nine months ended September 30,

	2001	2002

	(EUR, in millions except for
	earnings-per-share amounts)
Disclosure
Reported net income/ (loss)	(156)	(503)
Add back: goodwill amortization	10	—

Adjusted net income/ (loss)	(146)	(503)

Basic earnings-per-share
Reported net income	(4.59)	(13.39)
Add back: goodwill amortization	0.31	—

Adjusted net income	(4.28)	(13.39)

Diluted earnings-per-share
Reported net income	(3.97)	(11.99)
Add back: goodwill amortization	0.27	—

Adjusted net income	(3.70)	(11.99)

     In October 2001, the FASB issued the statement of Accounting Standard No.144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement recognizes an impairment loss only if the carrying amount of a long-lived asset to be held and used is not recoverable from its undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the assets.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Investments

     The Group’s net investment income, comprised primarily of interest and dividends, was derived from the following sources:

	Nine months ended September 30,

	2001	2002

	(EUR, in millions)
Investment income
Fixed maturities	285	263
Equity securities, dividends	19	3
Trading equity securities, net unrealized gains	(59)	(48)
Short term investments and other (1)	70	74

Total investment income	315	292

Investment expense
Swap interest	9	11
Commercial paper	1	5
Administration expenses	9	8
Other (including convertible debentures interest and impairment of securities)	56	96

Total investment expense	75	120

Net investment income	240	172

(1)	includes swap income of EUR 6 million in 2001 and EUR 1 million in 2002. Other swap-related net income is included in realized and unrealized capital gains and losses.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

     The followings present gross unrealized gains and losses and the related deferred taxes on equity securities and fixed maturities available for sale carried at fair value:

	Nine months ended September 30,

	2001	2002

	(EUR, in millions)
Equity securities
Gross unrealized gains	22	7
Gross unrealized losses	(276)	(62)
Net unrealized gains (losses)	(254)	(55)

Fixed maturities, at fair value
Gross unrealized gains	230	253
Gross unrealized losses	(23)	(18)
Net unrealized gains (losses)	207	235
Total net unrealized gains (losses)	(47)	180
Policyholder-related amounts (1)	(64)	(69)
Deferred tax (liability) asset	55	(21)
Shareholders’ net unrealized appreciation (depreciation)	(56)	90

(1)	amortization of value of business acquired due to the revaluation to the fair value of available for sale securities in application of SFAS 115 (“shadow DAC”).

Note 3. Reinsurance

     The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposure to large losses. Although ceded reinsurance permits recovery of all or a portion of losses from the retrocessional reinsurer, it does not discharge the Group as the primary reinsurer.

     Premiums written, premiums earned and loss and LAE incurred for the periods ended September 30, 2001 and 2002 are as follows:

	Nine months ended September 30, 2001

	Premiums	Premiums	Loss and
	written	earned	LAE incurred

	(EUR, in millions)
Property-casualty
Assumed	2,735	2,508	(2,814)
Ceded	(433)	(377)	784
Life
Assumed	481	481	(411)
Ceded	(62)	(62)	52

Net	2,721	2,550	(2,389)

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Nine months ended September 30, 2002

	Premiums	Premiums	Loss and
	written	earned	LAE incurred

	(EUR, in millions)
Property-casualty
Assumed	3,337	3,112	(2,818)
Ceded	(376)	(363)	136
Life
Assumed	507	507	(379)
Ceded	(95)	(95)	55

Net	3,373	3,161	3,006

     The premium retention rate is 86% for the nine months ended September 30, 2002 and 82% for the nine months ended September 30, 2001.

     Certain reinsurance contracts do not, despite their form, provide for the indemnification of the ceding company by the reinsurer against loss or liability. Such contracts primarily consist of non-proportional excess-of-loss treaties covering catastrophic events, which include profit and loss sharing clauses upon termination or cancellation. In these cases, the premium paid has been accounted for as a deposit rather than as premium expense in accordance with SFAS 113. Amounts recorded as deposits, and classified as other assets, under such contracts totaled EUR 20 million and EUR 23 million as of September 30, 2002 and 2001, respectively. Amounts received and recorded as funds held under reinsurance treaties under such contracts at such dates were EUR 178 million and EUR 192 million as of September 30, 2002 and 2001, respectively.

Note 4. Debt

     Debt and designated interest rate swap agreements consists of the following:

	As of September 30,

	2001		2002

	Book	Fair	Book	Fair
	Value	Value	Value	Value

	(EUR, in millions)

Commercial paper — fixed rate	51	51	50	50
Notes payable — fixed rate	57	57	83	83
Convertible subordinated debentures — 1%	245	223	452	443
EUR 50 million perpetual subordinated debt
— EURIBOR + 0.75%	50	50	50	50
USD 100 million 30-year subordinated debt
— LIBOR + 0.80%	109	109	101	101
EUR 100 million 20-year subordinated debt
— EURIBOR + 1.15%	100	100	100	100

Total obligations	612	590	836	827

Fair value of interest rate swap agreements	—	—	—	—
Total debt	612	590	836	827

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

     The notional amount of swap agreements designated as fair value interest risk hedges outstanding as of September 30, 2002 is EUR 57 million. Fair value is based on the discounted amount of future cash flows using the Group’s current estimated borrowing rates for a similar liability. To the extend that borrowings carry a variable rate of interest, face value approximates fair value. Fair value of convertible subordinated debt is based on quoted market price as of September 30, 2001 and 2002.

Note 5. Derivatives and Hedging Activities

     SCOR is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices that have an adverse effect on the fair value of financial instruments and derivative financial instruments. SCOR manages its market risks, as well as risk exposure relating to non-financial assets, liabilities and transactions by defining centralized investment policy guidelines, using derivatives to protect its investment portfolio or rebalancing its existing asset and liability portfolio.

     The Group takes advantage of a variety of derivative instruments to reduce this exposure to market risk and in conjunction with its foreign currency asset/liability management. Derivatives used by the Group include interest rate swaps, interest rate floors, indexed options, warrants, equity options, currency swaps, currency forward purchases and sales. Weather derivatives and credit derivatives, used or issued by the Group are not considered derivative instruments under the definition of SFAS 133.

     Subsequent to the adoption of SFAS 133 “Accounting for derivative instruments and hedging activities”, the Group’s derivative instruments are accounted for on a fair value basis, and reported as investments, derivative assets or derivative liabilities.

     When certain conditions are met, a derivative may be specifically designated as a hedge and accounted for as fair value, cash flow or foreign currency hedge, for all or a specific portion of the identified hedged risk. The Group did not designate any cash flow hedge. The related transition adjustment resulted in a gain of EUR 2 million reported for September 2001 in Cumulative effect of change in accounting principle (EUR 1 million net of taxes).

Fair Value Hedges:

     SCOR actively draws on its fixed rates available lines of commercial paper and medium-term negotiable notes in order to maintain the adequate level of cash needed in its regular reinsurance and investing transactions. Most of the time amounts drawn significantly exceed those requirements and the bulk of available funds is then invested in short-term investments. Group’s fixed-rate commercial paper and notes payable are generally swapped to floating rates under terms that match those of the debt instruments. Existing spread in the debt pay fixed and the swap receive fixed results in a pay floating rate that is generally lower than EONIA (Euro Overnight Index Average) rates earned on the pool of available funds.

     Several pay variable - receive fixed interest rate swaps were designated as fair value hedges to interest rate risk of fixed-rate notes payable and commercial paper debt. Conditions that allowed these designations are met therefore those hedged items are accounted for at fair value. The change of fair value in those derivatives together with the change in fair value of the hedged items is reported in the statement of income.

     The loss of the hedges’ ineffectiveness of EUR 359,972 and EUR 365,889 was recognized in net investment income respectively in September 2002 and in September 2001.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Hedges:

     The Group attempts to match its assets and liabilities on a currency-by-currency basis in each currency for which an organized financial or foreign exchange market is available, primarily by investing in assets that are denominated in the currency of the Group’s corresponding reinsurance liabilities. Management adjusts open positions in specific currencies, generally on a quarterly basis, to manage any excess or deficit of assets compared to liabilities in a particular currency. Total currency exposure (other than with respect to the euro) is limited to the excess (or deficiency) of assets over liabilities in each currency.

     The U.S. dollar represents the most significant portion of those reserves. In addition, acquisitions the Group entered into in 2000 and 2001 were denominated in U.S. dollar. SCOR arranged two foreign exchange hedge in the first half of 2001. The first concerned the forward purchase of USD 315 million to cover excess book liabilities in this currency. The second involved a matching forward sale of US dollars for the same amount, in order to hedge the value of equity investments in that currency. The two hedging transactions were repeated on January 3, 2002 for a total of USD 450 million and these hedges were stopped at the end of June 2002.

     Those derivatives are carried at fair value and classified as derivative assets and derivative liabilities.

Non-hedge instruments:

•	Derivatives used in conjunction with the Group’s investment strategy:

     To a lesser extend, the Group uses indexed options as well as pay variable - receive variable structured on different maturities interest rate swaps to manage volatility on the bond portfolio.

     The Group also uses a limited volume of warrants, equity options, equity index instruments in accordance with its selective equity investment policy to provide higher returns on selected equity lines. Sales of call options are used by the Group to mitigate the effect of possible decline in value of identified equities.

     Those derivatives are carried at fair value and classified as investments.

•	Other derivatives used by the Group:

     The Group entered into specific interest rate floor agreements in conjunction with Property-Casualty or Life reinsurance transactions, in order to mitigate the effect of change in interest rates on the return of specific contracts. Some particular alternative reinsurance transactions were also based on indexed options.

     Certain life reinsurance annuity-based contracts underwritten by SCOR Life Re include specified market index return. Matching investments are structured on similar index put and call options that replicate the fluctuation of those indexes.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Comprehensive Income

     Related tax effects allocated to each component of other comprehensive income for the periods ended September 30, 2001 and 2002 are as follows:

	Nine months ended September 30, 2001

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount

	(EUR, in millions)
Foreign currency translation adjustment	9	—	9
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	105	(27)	78
Equity securities	(211)	75	(136)
Investments accounted for by the equity method	(4)	2	(2)
Less: reclassification adjustment for prior periods appreciation included in net income	15	(5)	10

Other comprehensive income	(95)	45	(50)

	Nine months ended September 30, 2002

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount

	(EUR, in millions)
Foreign currency translation adjustment	54	—	54
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	99	(15)	84
Equity securities	54	(26)	28
Investments accounted for by the equity method	(1)	—	(1)
Less: reclassification adjustment for prior periods appreciation included in net income	32	(11)	21

Other comprehensive income	184	(52)	132

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

     Net of tax balances of each classification within accumulated other comprehensive income as of September 30, 2001 and 2002 are as follows:

			Unrealized Appreciation
	Foreign Currency Translation	Unrealized Appreciation	(Depreciation) of Equity Method	Accumulated Other Comprehensive
	Adjustment	(Depreciation) of Investments	Investments	Income

	(EUR, in millions)
Period ended September 30, 2001
Balance at beginning of period	158	(38)	12	132
Current-period change	9	(48)	(2)	(41)

Balance at end of period	167	(86)	10	91

Period ended September 30, 2002
Balance at beginning of period	165	(43)	(1)	121
Current-period change	(54)	133	—	79

Balance at end of period	111	90	(1)	200

Note 7. Income Taxes

     Income tax expense for the Group includes the change, in France, of the tax rate of the income tax surcharge of 6% for 2002 and 10% for 2001.

     Income tax for the Group represented an income tax loss of EUR 40 million as of September 30, 2002. It included EUR 11 million tax profit resulting from loss carry back.

Note 8. Earnings Per Share

     Basic earnings per share are calculated using the weighted average number of Ordinary Shares outstanding during the period. Diluted earnings per share is based on the additional assumed dilution of all dilutive potential Ordinary Shares outstanding which are issuable under stock option plans (using the treasury stock method), and on the additional assumption that the convertible bonds are converted into Ordinary Shares (using the if-converted method).

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

     The following is the reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation for the nine months ended September 30, 2001 and 2002, respectively:

	Nine months ended September 30, 2001

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income/ (loss)	(156)	—	—

Basic Earnings Per Share
Income available to Ordinary Shareholders	(156)	33,990	(4.59)

Effect of dilutive securities
Stock options	—	313	—
Convertible bonds	4	4,025	—

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(152)	38,328	(3.97)

     Options to purchase Ordinary Shares at EUR 37.20, EUR 56.25, EUR 46.00, EUR 48.00, EUR 45.00 and EUR 48.00, per share were granted in 1997, in 1998, in 1999, in 2000 and in 2001. 2,330,900 such options at September 30, 2001 were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Ordinary Shares.

	Six months ended September 30, 2002

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income/(loss)	(503)

Basic Earnings Per Share
Income available to Ordinary Shareholders	(503)	37,565	(13.39)
Effect of dilutive securities
Stock options	—
Convertible bonds	4	4,025

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(499)	41,590	(11.99)

     3,038,870 options at September 30, 2002 related to options plans from 1992 to 2001 were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Ordinary Shares.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Lines of Business and Geographic Information

     SCOR Group is composed of 12 subsidiaries, including 8 reinsurance company subsidiaries, 3 operating divisions, and 18 representative offices, which operate in defined geographic areas. The Group organized its operations in three segments. In addition to the three operating segments, the Group includes under “Other” investment revenue allocated to shareholders’ equity, amortization of goodwill and investments accounted for by equity method.

Property-Casualty reinsurance

     The Property-Casualty (“P&C”) segment includes the proportional (pro rata) and non-proportional (excess of loss and stop loss) treaty and facultative supporting treaty transactions for classes of property, casualty, marine, transportation and construction. Property-casualty also includes direct or allocated operating expenses and net income from property-casualty-related investing activities.

Life, Accident & Health

     Life, Accident & Health reinsurance (“Life, A&H”) includes life reinsurance products as well as the personal segments of casualty reinsurance that are accident, disability, health, unemployment and long-term care. Life, Accident & Health reinsurance is conducted worldwide through SCOR Vie and its branch offices, Madrid, Toronto and Singapore, and, for the German and Italian markets, jointly between SCOR Vie and the local Group subsidiaries. Life, Accident & Health also includes direct or allocated operating expenses and net income from Life, Accident & Health-related investing activities.

“Specialty” reinsurance

     “Specialty” reinsurance includes alternative reinsurance, credit surety and political risks, and the “SCOR Business Solutions” division, which covers large property-casualty facultative business. “Specialty” reinsurance also includes direct or allocated operating expenses and net income from “Specialty” property-casualty reinsurance-related investing activities.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

     The following is a summary of the activity split:

	Nine months ended September 30, 2001

		Life,
	P&C	A & H	Specialty	Other	Consolidated

	(EUR, in millions)
Net premiums written	1,214	700	807	—	2,721

Net premiums earned	1,147	659	744	—	2,550
Net investment income	53	54	59	74	240
Net realized gains on investments	10	10	11	2	33

Total revenues	1,210	723	814	76	2,823

Claim and claim expenses	996	529	864	—	2,389
Acquisition costs	326	95	127	—	548
Underwriting and administration expenses	73	34	42	—	149
Other income and expenses, net	—	—	—	14	14

Total expenses	1,395	658	1,033	14	3,100

Income before taxes, minority interest and equity method income	(185)	65	(218)	61	(277)

Income from investments accounted for by the equity method	—	—	—	16	16

Total assets as of September 30	7,220	3,929	4,682	—	15,831

	Nine months ended September 30, 2002

		Life,
	P&C	A & H	Specialty	Other	Consolidated

	(EUR, in millions)
Net premiums written	1,598	844	931	—	3,373

Net premiums earned	1,545	666	950	—	3,161
Net investment income	44	65	62	1	172
Net realized gains on investments	8	12	12	—	32

Total revenues	1,597	743	1,025	1	3,365

Claim and claim expenses	1,456	493	1,057	—	3,006
Acquisition costs	358	187	149	—	694
Underwriting and administration expenses	70	40	41	—	151
Other income and expenses, net	—	—	—	(31)	(31)

Total expenses	1,884	720	1,247	(31)	3,820

Income before taxes, minority interest and equity method income	(287)	23	(223)	32	(455)

Income from investments accounted for by the equity method	—	—	—	5	5

Total assets as of September 30	7,352	4,107	4,890	70	16,279

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

     The following is a summary of the Group’s business by geographic area (allocations by geographic area have been made based on the location of the related subsidiary).

	France	Europe	North America	Asia	Consolidated

	(EUR, in millions)
Nine months ended September 30, 2001
Revenues	788	376	1,527	132	2,823
Income before taxes	(242)	19	(48)	11	(260)
Identifiable assets as of September 30	6,959	1,577	6,923	372	15,831
Nine months ended September 30, 2002
Revenues	1,056	544	1,549	216	3,365
Income before taxes	(442)	63	(105)	34	(450)
Identifiable assets as of September 30	7,478	2,022	6,351	428	16,279

Note 10. Subsequent events

     As part of its ongoing strategy to optimize its short and medium term debt, SCOR finalized on May 31, 2002 the placement of a 5-year, 5.25%, Senior notes issue. Taking advantage of favorable market conditions, the Group successfully placed EUR 200 million, due on June 21st, 2007, at a yield to maturity of 5.395%.

     This operation completes SCOR’s program to strengthen the Group capital base. This program began in December 2001 with the formation of Irish Reinsurance Partners. It continued first in January 2002 with the issuance of the Atlas Re II Cat Bond, in March of this year with the placement of Horizon, a USD 112 million index-linked securitization of credit risk, in March of this year as well, with SCOR’s commitment to sell its stake of 35.26% in Coface to Natexis and finally with the sale of its Fulcrum business.

     At the beginning of June, SCOR signed a partnership for the distribution and management of annuity insurance products with the Legacy Marketing Group, in California. Insurance policies will be written by Investors Insurance Corporation (IIC), a US direct insurance company acquired by the Group when it took over PartnerRe Life in August 2000, and reinsured by SCOR.

     The Board of Directors of SCOR Group met on November 4, 2002 and unanimously nominated Denis Kessler, Chairman and Chief Executive of SCOR Group.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 31, 2002

SCOR (Registrant)

By:	/s/ Maurice Tolédano

Maurice Tolédano, Principal Financial Officer